

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 15, 2016

VIA E-MAIL

Liliane Corzo
American Funds
6455 Irvine Center Drive
Irvine, California 92618-4518

Re: American Funds Emerging Markets Bond Fund
         File Nos. 333-208636 and 811-23122

Dear Ms. Corzo:

On December 18, 2015, you filed an initial registration statement on Form N-1A on behalf of the American Funds Emerging Markets Bond Fund (the "Fund"). Based on our review of the registration statement, we have the following comments.

General

1.   Please complete or update all information that is currently in brackets or missing in the registration statement (*e.g.,* fee table, expense example, information in the statement of additional information ("SAI"), exhibits). We may have further comments when you supply the omitted information.

2.   All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

3.   Please update the Fund's series and class identifiers to reflect the ticker symbols for each class. *See* Rule 313(b)(1) of Regulation S-T.

PROSPECTUS

Cover Page

4.   Please include the exchange ticker symbol of each class of the Fund's shares adjacent to each such class. *See* Item 1(a)(2) of Form N-1A.

Fund Summary - Fees and Expenses of the Fund, pages 1-2

5.   In the shareholder fees table, please provide a footnote reference that corresponds to Footnote 1.

6.   Whereas the shareholder fees table includes a line item for sales charges imposed on reinvested dividends, page 29 of the prospectus states that shares acquired through the reinvestment of dividends or capital gain distributions are not subject to an initial sales charge. If no such charge is to be imposed, then please remove the line item from the table. Otherwise, please insert the following disclosure immediately following the expense example: "The Example does not reflect sales charges (loads) on reinvested dividends. If these sales charges (loads) were included, your costs would be higher." *See* Item 3 of Form N-1A.

7.   The maximum deferred sales charge in the shareholder fees table is stated as a percentage of the amount redeemed. The disclosure on pages 29 and 30 of the prospectus, however, states that the contingent deferred sales charge is based on the original purchase cost or the current market value of the shares being sold, whichever is less. Please reconcile the disclosure. Further, if the sales charge is based on the net asset value at the time of purchase, then in the fee table please show the charge as a percentage of the offering price at the time of purchase. *See* Instruction 2(a)(i) of Item 3 of Form N-1A.

8.   Please remove Footnote 2 from the distribution and/or service fees in the annual fund operating expenses table, as such amounts should not be estimated for the current fiscal year. Further, please revise the disclosure on page 35 of the prospectus to clarify that Rule 12b-1 fees are not estimated.

9.   The annual fund operating expenses table includes a line item for "Expense Reimbursement." Please: (a) disclose in the footnote the circumstances under which the expense reimbursement agreement may be terminated, including who may terminate the agreement; (b) delete the disclosure stating that the adviser may extend, modify, or terminate the reimbursement at the time of termination, as this disclosure is neither required nor permitted by Form N-1A; and (c) disclose in the introduction to the expense example that expenses reflect the reimbursement only through the expiration date of the expense reimbursement agreement. If the agreement will be in effect for less than one year from the date of the registration statement's effectiveness, then please delete the footnote in its entirety and confirm supplementally that the agreement will not be reflected in the expense example. *See* Instruction 3(e) of Item 3 of Form N-1A.

Fund Summary - Portfolio Turnover, page 3

10.   Please disclose that portfolio turnover is not shown for the most recent fiscal year
       because the Fund had not commenced operations as of the date of the prospectus.

Fund Summary – Principal Investment Strategies, pages 3-4

11.   The Fund will invest at least 80% of its assets in bonds and other debt securities, and at
       least 80% of its assets in securities of emerging markets issuers. Where appropriate in
       the prospectus, please add "plus the amount of any borrowings for investment purposes"
       after "assets" when describing these policies. Further, please confirm supplementally to
       the staff whether each of these investment policies is a fundamental policy of the Fund or
       whether the Fund will provide shareholders with 60 days' prior written notice if it
       changes the policy. *See* Rule 35d-1 under the 1940 Act.

12.   Please confirm supplementally that derivative instruments will be valued at market/fair
       value rather than notional value for purposes of calculating compliance with each of the
       Fund's 80% policies.

13.   The summary refers to the "IMF" and the "IMF program." Please explain that "IMF"
       refers to the International Monetary Fund, and briefly describe the IMF and the IMF
       program in the summary or Item 9(b) disclosure.

14.   The prospectus disclosure indicates that the Fund may invest in credit default swap
       indices. Please confirm supplementally that if the Fund will write credit default swap
       indices, then it will segregate the full notional value of the swaps to cover such
       obligations.

15.   Please disclose any criteria as to duration that the Fund might use with respect to its
       investments in debt securities. If any such criteria is so described, then please briefly
       explain the concept of duration, make clear that the term measures sensitivity to interest
       rates and not time, and provide, where appropriate in the prospectus, an example showing
       how an increase of 1% in interest rates affects the value of the Fund's assets at a given
       duration.

16.   Please disclose to what extent the Fund may invest in securities that are rated below
       investment grade. Further, please disclose the lowest rating in which the Fund may
       invest and whether the Fund may, as part of its principal investment strategy, invest in
       bonds that are in default.

17.   When listing the derivative instruments in which the Fund may invest, please include
       currency transactions and forward currency contracts, which are described in the Item
       9(b) disclosure. Further, please briefly describe the Fund's principal investment
       strategies associated with holding cash and money market instruments, which are also
       discussed in the Item 9(b) disclosure. According to Form N-1A, the disclosure provided
       pursuant to Item 4 should be a summary of the disclosure provided pursuant to Item 9 of
       the Form. *See also* June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure.

Fund Summary – Principal Risks, pages 4-7

18.   The Fund will invest at least 80% of its assets in bonds and other debt securities. Accordingly, please include prepayment risk, extension risk, and liquidity risk as principal risks in the summary and Item 9(c) disclosure. Further, please consider including risk disclosure addressing the possibility of heightened volatility, reduced liquidity, and valuation difficulties that may impact fixed income markets. *See generally* Risk Management in Changing Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014).

19.   When describing the risks associated with investing in lower rated debt instruments, please make clear that junk bonds are speculative in nature.

20.   The derivatives risk disclosure states that a description of the derivative instruments in which the Fund may invest and the various risks associated with those derivatives is included in the SAI. Please confirm supplementally that the Fund's principal strategies and principal risk disclosures in the summary and Item 9 disclosure describe the derivative instruments and associated principal risks that the Fund intends to use to achieve its investment objective. *See* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

21.   The prospectus discloses the risks associated with investing in securities backed by the U.S. government and in mortgage-related and other asset-backed securities. Please describe in the summary and Item 9(b) disclosure the principal investment strategies associated with investing in these types of securities, or, alternatively, please remove this principal risk disclosure. If retaining the principal risk disclosure, then please include any principal risks (and related principal investment strategies) associated with investments in subprime mortgages.

Additionally, regarding the Fund's investments in asset-backed securities, please explain supplementally how much the Fund will invest in pooled investment vehicles that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please also indicate in your response whether there will be a limit on the percentage of Fund assets that can be invested in such investments. We may have additional comments after reviewing your response.

22.   The prospectus states that the Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies. Please describe in the summary and Item 9(c) disclosure the principal risks associated with an active and frequent trading strategy.

23.   Please consider disclosing in the summary and in the Item 9(c) disclosure the risks associated with investing in a new fund (*e.g.*, the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

24. The SAI states that the investment adviser is registered as a commodity pool operator under the Commodity Exchange Act. Accordingly, please disclose as a principal risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") has caused the Fund to be a commodity pool, which requires the Fund to comply with certain rules of the CFTC that may impose additional regulatory requirements, compliance obligations, and expenses for the Fund.

Fund Summary – Investment Results, page 7

25. Please identify supplementally the broad based securities index that the Fund will utilize.

Fund Summary – Management, page 7

26. Please delete the paragraph immediately following the list of portfolio managers (*i.e.*, the description of the portfolio strategy group) as this information is neither permitted nor required by Item 5 of Form N-1A. This information may be presented later in the prospectus with the Item 10 disclosure.

Investment Objective, Strategies, and Risks, pages 9-14

27. When stating that the Fund may engage in active and frequent trading of portfolio securities, please explain the increased transactional expenses and tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund's portfolio turnover may affect the Fund's performance. *See* Instruction 7 to Item 9(b) of Form N-1A.

28. The prospectus states that the Fund may hold cash or money market instruments. Please describe the principal risks associated with this principal investment strategy, and also include summary disclosure of such risks in response to Item 4(b). The prospectus also states that for temporary defensive purposes, the Fund may invest without limitation in such instruments. Please disclose the effect of taking such a temporary defensive position (*e.g*., the Fund may not achieve its investment objective). *See* Instruction 6 to Item 9(b) of Form N-1A.

Prior Investment Results of Affiliates of Capital Research and Management Company, pages 14-15

29. Please disclose that the prior performance includes all accounts managed by the adviser's affiliates that are substantially similar to the Fund. If the Fund excludes any substantially similar accounts, then please disclose this, explain supplementally why such accounts were excluded, and represent that the exclusion of such accounts does not materially affect the performance or cause the performance presentation to be misleading.

30. Please clarify the reference to "the portfolios" in the last sentence of the second paragraph.

31. The prospectus states that the performance is shown net of the highest current management fees and expenses *charged by the investment adviser.* Please revise this

statement to clarify that the performance is shown net of *all* actual fees and expenses, including management fees and, if applicable, sales loads.

32.   Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Management and Organization, pages 16-17

33.   Please state what the adviser's fee is as a percentage of average net assets, including any breakpoints. *See* Item 10(a)(1)(ii)(A) of Form N-1A. Please revise the statement that this fee is estimated, as this percentage is established pursuant to a contractual arrangement.

Purchase, Exchange, and Sale of Shares, pages 19-23

34.   The prospectus discloses that the Fund's transfer agent will hold purchase amounts for up to three business days if such amounts are received without proper instructions as to the fund to be purchased. Further, if no such instructions are received after three business days, then the purchase amount will be invested in Class A shares of American Funds Money Market Fund (or, under certain circumstances, applied pro rata based on the most recent cash purchase). The prospectus also states that Class B and 529-B shares may not be purchased or acquired other than through an exchange, and any amount received that is intended for Class B or 529-B shares will instead be invested in Class A or 529-A shares (subject to sales charges). Please explain the legal basis under Rule 22c-1 of the 1940 Act for holding purchase amounts for three business days, for allocating amounts not received in good order to the money market fund or pro rata, as applicable, and for allocating amounts intended for Class B or 529-B shares to the purchase of Class A or 529-A shares.

35.   The prospectus states that employer-sponsored retirement plans that invested in Class A shares without any sales charge before April 1, 2004 may continue to purchase Class A shares without any sales charge, and that a 403(b) plan may not invest in Class A or C shares unless it was invested in Class A or C shares before January 1, 2009. To avoid investor confusion, please remove references to dates that pre-date the inception of the Fund.

36.   The fee table indicates that the Fund may impose redemption and exchange fees. Please describe such fees, including how these fees will be collected and under what circumstances the fees will be waived. Please also disclose whether these fees may be assessed in connection with the Fund's policies and procedures on frequent trading. *See Items 11(c)(2) and 11(e)(4)(3)(b) of Form N-1A.*

How to Sell Shares, pages 24-26

37.   The Fund may redeem shares in kind. If the Fund may use illiquid securities to redeem in-kind, please disclose this as well as the fact that shareholders will bear the risk of not being able to sell illiquid securities.

Choosing a Share Class, page 28

38.   The prospectus states that if an individual-type account shareholder does not choose a share class at the time of investment, then the purchase amount will be invested in Class A shares of the Fund. Please explain the legal basis under Rule 22c-1 of the 1940 Act for allocating amounts not received in good order to Class A shares of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

39.   Please include the exchange ticker symbol of each class of the Fund's shares adjacent to each such class. *See* Item 14(a)(2) of Form N-1A.

Certain Investment Limitations and Guidelines, page 2

40.   Please reconcile the statement that the fund will invest *no more than* 80% of its assets in securities of emerging markets issuers with the disclosure in the prospectus stating that the Fund will invest *at least* 80% of its assets in securities of emerging markets issuers.

41.   The Fund may invest up to 5% of its assets in equity securities. If this is a principal investment strategy of the Fund, then please disclose this (and any associated principal risks) in the prospectus summary and Item 9 disclosure.

Fund Policies, pages 25-26

42.   When discussing the Fund's investment policies regarding borrowing, please revise to make clear that the limits on borrowing are not limited to the time of borrowing.

Management of the Fund, pages 27-50

43.   Please provide the information regarding trustee ownership of fund shares as of the most recently completed calendar year. *See* Instruction 1 to Item 17(b)(4) of Form N-1A.

44.   Please provide trustee compensation information relating to the Fund for the current fiscal year, estimating future payments that would be made under an existing agreement or understanding. Please disclose in a footnote to the compensation table the period for which the information is given. *See* Instruction 2 to Item 17(c) of Form N-1A.

45.   For each independent trustee of the Fund, and his immediate family members, please furnish the information required by Item 17(b)(5) of Form N-1A as to each class of securities owned beneficially or of record in an investment adviser or principal

underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund, as of the most recent calendar year.

46.   With regard to portfolio manager fund holdings and other managed accounts:

   a.   Please provide this information as of the most recent practicable date. *See* Instruction 1 to Item 20(a) of Form N-1A;

   b.   With regard to the "other accounts" disclosure, please revise Footnote 4 to state that no professionally managed account has an advisory fee that is based on the performance of the account or, alternatively, please disclose the number of professionally managed accounts and the total assets in such accounts with respect to which the advisory fee is based on the performance of the account. *See* Item 20(a)(3) of Form N-1A.

   c.   Please describe any material conflicts of interest that may arise in connection with the portfolio manager's management of the Fund's investments, on the one hand, and the investments of the other accounts included in response to Item 20(a)(2) of Form N-1A, on the other. *See* Item 20(a)(4) of Form N-1A.

*   *   *   *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, both the Fund and its underwriter must request acceleration of the effective date of the registration statement. We will consider a written request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel